October 15, 2003


Extension for filing 10Q

Re:  Art's-Way Manufacturing Co., Inc.
       10Q for quarter ended August 31, 2003
       Extension for filing 10Q

 We are requesting an extension for filing 10-Q for August 31, 2003 due to be filed on October 15, 2003.

We discovered late Wednesday afternoon our password had expired and due to the lateness in receiving we did not have time to file our 10-Q. We will file our 10-Q on Thursday October 16, 2003


Thank You

/s/ Seth La Bore

Seth La Bore
Finance Manager